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Follow-Up Materials

09045539

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
MAR 12 2009 E
THOMSON REUTERS

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ______

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ______

(03/94)

083-00002

ADB

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

30 September 2008
(Unaudited)

Asian Development Bank

CONTENTS

30 September 2008

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). Effective 1 January 2008, ADB also adopted FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)".

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a relatively small portion of hybrid financial instruments in its borrowing portfolio.

FAS 157 and FAS 159 became effective for ADB on 1 January 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings. FAS 159 on the other hand expands the scope of what financial assets and liabilities companies may carry at fair value. ADB decided to implement the provisions of FAS 159 on a selective basis, i.e., all non-hybrid borrowings that are swapped (hybrid borrowings are fair valued in accordance with FAS 155). Applying FAS 159 selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of FAS 133 in 2001. Thus, this would partially reduce the artificial volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 and the current selective application of FAS 159 do not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two non-US GAAP supplemental financial statements are included: current value and pre-FAS 133/159. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133/159 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	30 September 2008	30 September 2007	31 December 2007
Net Income	380	476	765
Return on Earning Assets	1.12%	1.74%	1.79%
Return on Loans	4.20%	5.06%	5.00%
Return on Investments	3.61%	4.65%	4.68%
Cost of Borrowings	4.48%	4.73%	4.32%
Equity-to-Loan Ratio	41.65%	48.44%	44.54%
	Pre-FAS 133/159 Basis		
	30 September 2008	30 September 2007	31 December 2007
Net Income	526	531	711
Return on Earning Assets	1.41%	1.62%	1.66%
Return on Loans	4.29%	5.13%	5.14%
Return on Investments	3.76%	4.66%	4.72%
Cost of Borrowings	3.45%	4.65%	4.68%
Equity-to-Loan Ratio	41.27%	46.68%	44.68%
	Current Value Basis		
	30 September 2008	30 September 2007	31 December 2007
Net Income	(179)	850	1,159
Return on Earning Assets	0.00%	2.33%	2.65%
Return on Loans	3.84%	5.14%	6.40%
Return on Investments	2.88%	6.65%	7.77%
Cost of Borrowings	3.70%	4.30%	5.32%
Equity-to-Loan Ratio	41.04%	49.36%	45.13%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
0.00% is less than 0.005%.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the nine months ended 30 September 2008. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133/159 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 September 2008 and 31 December 2007
In thousands of U.S. dollars

	30 September 2008					31 December 2007
	Statutory Basis	Reversal of FAS 133/159[a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	143,290	-	143,290	-	143,290	108,821
Investments and accrued income	19,864,642	-	19,864,642	-	19,864,642	13,440,728
Securities transferred under securities lending arrangement	1,621,330	-	1,621,330	-	1,621,330	5,041,387
Securities purchased under resale arrangement	1,089,054	-	1,089,054	-	1,089,054	427,132
Loans outstanding and accrued interest	33,399,128	(473)	33,398,655	442,339	33,840,994	31,434,283
Provision for loan losses and unamortized net loan origination costs	48,136	-	48,136	-	48,136	27,067
Equity investment	732,711	(24,460)	708,251	24,460	732,711	808,157
Receivable from members	152,359	-	152,359	(57,436)	94,923	105,027
Receivable from swaps						
Borrowings	24,863,916	(1,621,265)	23,242,651	1,621,265	24,863,916	17,968,867
Others	905,293	(224,985)	680,308	224,985	905,293	512,089
Other assets	466,511	-	466,511	-	466,511	463,793
TOTAL	**83,286,370**	**(1,871,183)**	**81,415,187**	**2,255,613**	**83,670,800**	**70,337,371**
Borrowings and accrued interest	39,736,519	609,562	40,346,081	(340,498)	40,005,583	32,023,669
Payable for swaps						
Borrowings	25,242,298	(2,061,939)	23,180,359	2,061,939	25,242,298	16,936,964
Others	1,041,023	(290,699)	750,324	290,699	1,041,023	583,320
Payable under securities lending arrangement	1,630,232	-	1,630,232	-	1,630,232	5,092,316
Accounts payable and other liabilities	1,055,270	-	1,055,270	-	1,055,270	722,402
Total Liabilities	**68,705,342**	**(1,743,076)**	**66,962,266**	**2,012,140**	**68,974,406**	**55,358,671**
Paid-in capital	3,797,862	-	3,797,862	-	3,797,862	3,842,293
Net notional maintenance of value receivable	(625,657)	-	(625,657)	-	(625,657)	(661,197)
Ordinary reserve	9,531,730	1,194	9,532,924	877,280	10,410,204	9,642,454
Special reserve	207,597	-	207,597	-	207,597	202,847
Loan loss reserve	195,062	-	195,062	-	195,062	182,100
Surplus	894,594	-	894,594	-	894,594	616,300
Cumulative revaluation adjustments account	(23,336)	23,336	-	-	-	-
Net income[b] — 30 September 2008	375,512	145,939	521,451	(704,719)	(183,268)	-
Net income[b] — 31 December 2007	227,500 [c]	(227,500)	-	-	-	1,153,903
Accumulated other comprehensive income	164	(71,076)	(70,912)	70,912	-	-
Total Equity	**14,581,028**	**(128,107)**	**14,452,921**	**243,473**	**14,696,394**	**14,978,700**
TOTAL	**83,286,370**	**(1,871,183)**	**81,415,187**	**2,255,613**	**83,670,800**	**70,337,371**

[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] Net income after appropriation of guarantee fees to Special Reserve.
[c] Cummulative effect of FAS 159 to prior years' net income.

Table 3: Condensed Current Value Income Statements for the Nine-Month Periods Ended 30 September 2008 and 2007
In thousands of U.S. dollars

	30 September 2008					30 September 2007
	Statutory Basis	Reversal of FAS-133/159 Effects [a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	1,037,482	-	1,037,482	-	1,037,482	1,062,331
From investments	510,915	-	510,915	-	510,915	500,855
From guarantees	4,750	-	4,750	-	4,750	3,695
From equity investments	19,896	5,655	25,551	(5,655)	19,896	64,540
From other sources - net	12,979	-	12,979	-	12,979	10,120
Total Revenue	**1,586,022**	**5,655**	**1,591,677**	**(5,655)**	**1,586,022**	**1,641,541**
EXPENSES						
Borrowings and related expenses	931,082	-	931,082	-	931,082	1,017,451
Administrative expenses	117,363	-	117,363	-	117,363	100,519
Technical assistance to member countries	(292)	-	(292)	-	(292)	(512)
Provision for losses	(3,544)	-	(3,544)	3,544	-	-
Other expenses	3,509	-	3,509	-	3,509	2,681
Total Expenses	**1,048,118**	**-**	**1,048,118**	**3,544**	**1,051,662**	**1,120,139**
Net realized gains (losses)	(17,338)	-	(17,338)	-	(17,338)	9,057
Net unrealized (losses) gains	(140,304)	140,284 [b]	(20)	5,655	5,635	9
Current value adjustments[c]	-	-	-	(704,719)	(704,719)	318,952
Provision for losses	-	-	-	3,544	3,544	427
NET INCOME	**380,262**	**145,939**	**526,201**	**(704,719)**	**(178,518)**	**849,847**

[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] FAS 133/159 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under FAS 133 and FAS 159.
[c] Current value adjustments include the effect of FAS 133/159 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 September 2008					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	30 September 2008	30 September 2007
Total Current Value Adjustments on Balance Sheet	382,038	19,047	(100,176)	(57,436)	(710,483)	(467,010)	81,811
Unrealized losses on Investments[d]						(176,685) [e]	127,889
Accumulated Translation Adjustments						(61,024) [f]	109,252
Total Current Value Adjustments						**(704,719)**	**318,952**

[a] Relates to investments related swaps and equity investments under equity method.
[b] Relates to receivable from members.
[c] Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
[d] Relates to unrealized gains on investments and equity investments classified as available for sale.
[e] Included in Other Comprehensive Income under statutory basis.
[f] Relates to the translation adjustments for the period and current translation effects from FAS 133/159 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $382.0 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $5.4 million resulted from net unrealized losses on investment related swaps due primarily to the downward trend of the US dollar interest rates.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value. As of 30 September 2008, ADB reported a positive current value adjustment of $24.5 million for equity investments. These pertain to the unrealized portion of proportionate gains from investments which are accounted for under equity method.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. Under statutory basis, swapped borrowings and their associated financial derivative instruments are reported at fair values using market-based valuation models incorporating observable market data and issuers' credit risks. Under current value, swapped as well as unswapped borrowings are valued using market-based valuation models.

The $100.2 million unfavorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the nine months ended 30 September 2008, there was a net loss of $178.5 million under the current value basis compared with pre-FAS 133/159 net income of $526.2 million *(see Table 3)*. The difference of $704.7 million represents current value adjustments comprising of net unrealized losses of $467.0 million on all outstanding financial instruments (net of $24.5 million unrealized gains on equity investments accounted for under equity method), $176.7 million on

investments classified as available for sale, and $61.0 million on unfavorable translation adjustments *(see Table 4)*. The unfavorable current value adjustment for the nine months ended 30 September 2008 (favorable $318.9 million – 2007) reflects changes in the market environment and the effects of the adoption of FAS 157 and 159.

2.3. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio would enter into nonaccrual status. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb the unexpected losses due to such credit risk. One of the key measures of ADB's risk-bearing capacity is the equity-to-loan ratio (ELR) with equity defined as the sum of useable paid-in capital, ordinary reserve, and special reserve and surplus, while loan comprising the sum of outstanding loans and guarantees, less cumulative loan loss reserve and provision. In June 2008, the Board of Directors approved a new capital adequacy framework using an income-based stress test methodology. Under the new framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to nonaccrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2008, the stress test results indicated that, given ELR of 41.3%, ADB had a strong equity capital position in relation to the credit risk in its loan portfolio. With the adoption of this new framework, ADB discontinued the practice of assessing its capital adequacy through a predetermined ELR target of 35%. Aside from unexpected losses, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision. ADB's internal credit risk model provides an estimate of these expected and unexpected credit losses.

2.4. Nonsovereign Operations with Public Borrowers

In September 2005, the Board of Directors approved lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. As of 30 September 2008, ADB has approved loans to state-owned enterprises without sovereign guarantee totaling $255.0 million, $75.0 million of which was terminated in September 2008 due to expiration of validity period.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees[1], are limited to no more than the sum of the total subscribed capital and reserves (including surplus but excluding special reserve); (ii) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital.

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[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation.

As of 30 September 2008, ADB's available lending headroom was $11.1 billion ($15.4 billion - 31 December 2007). The $4.3 billion decrease resulted from $3.7 billion increase in outstanding loan commitments and $0.6 billion net decrease in the lending authority, brought about by unfavorable translation adjustments and reduced unrealized holding gains on investments portfolio[2].

As of 30 September 2008, ADB's available borrowing headroom was $4.7 billion ($14.4 billion - 31 December 2007). The decrease in the headroom mainly resulted from $9.3 billion total increase in outstanding borrowings after swaps and guarantees, and $0.3 billion decrease in borrowing authority due to unfavorable translation adjustments and reduced unrealized holding gains on investments portfolio[2].

2.6. Summary of financial performance

For the nine months ended 30 September 2008, net income before unrealized losses was $520.6 million, compared with $530.9 million for the same period in 2007. The decrease of $10.3 million was mainly due to the following:

- $53.2 million decrease in income from equity investments, primarily attributed to the decrease in the proportionate share in income of investee companies which are accounted for under the equity method;

- $25.2 million decrease in overall loan income, mainly due to $10.5 million net decrease in interest income and other charges, and $14.3 million increase in expenses on asset swaps. Despite a higher outstanding loan portfolio, overall loan income decreased because of lower USD LIBOR compared with the same period in 2007;

- $4.5 million decrease in investment income resulting from $14.5 million increase in realized losses associated mostly with restructuring of the externally managed portfolios, offset by $10.1 million increase in interest income associated with increased returns from prudential liquidity portfolio, net of decrease in revenue from asset swaps;

- $16.8 million increase in administrative expenses allocated to OCR. This was driven by the increase in overall administrative expenses[3] ($262.0 million - 2008, $248.6 million – 2007), mainly attributed to increases in salaries and business travel of $6.5 million and $2.9 million, respectively, and decrease in deferred loan origination costs of $3.2 million; offset by

- $86.6 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates in some markets compared with the same period in 2007.

Net unrealized losses of $140.3 million for the nine months ended 30 September 2008 ($55.1 million – 2007) are primarily the unfavorable result of FAS 133/159 application totaling $139.2 million ($52.4 million – 2007), due to interest rates and foreign currencies movements. This net increase in unrealized losses reduced the net income to $380.3 million for the nine months ended 30 September 2008 from $475.8 million for the same period last year.

[2] Including equity investments.

[3] Overall administrative expenses are allocated between OCR and ADF based on the input-output-based approach.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); and the Climate Change Fund (CCF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2008, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the TASF. Total replenishment size is SDR7.1 billion ($11.3 billion), consisting of SDR6.9 billion for ADF X and SDR0.2 billion for TASF. About 37% of the replenishment will be financed from new donor contributions amounting to SDR2.6 billion ($4.2 billion equivalent). The replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1.3 billion, and such date should not be later than 1 July 2009.

Loan Conversion. In July 2007, as an application of the Board-approved new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 30 September 2008, 15 out of 30 ADF borrowing countries have opted to convert their loans. Conversions are being carried out on the nearest loan service payment dates of each loan from the dates the borrowing countries have confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the cumulative translation adjustments of the converted loans totaling $1,401.0 million were reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position.

Revised Framework for Grants and Hard-term Facility. In September 2007, the Board of Directors approved the revised ADF grant framework which limits grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF

rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate will be reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2008, the interest rate was set at 3.15%. As of 30 September 2008, there were no loan approvals yet under this new facility.

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income is $89.8 million[4]. Under the policy, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The accumulated provision will be reduced when debt relief is provided on the loan service payment dates. As of 30 September 2008, outstanding loans of $0.5 million has been written off under this arrangement.

Contributed Resources. During the period, $870.9 million contributions for ADF IX (inclusive of compensation for forgone interest) were received and made available for operational commitment, and $40.0 million was allocated from OCR's 2007 net income. These were recorded as contributed resources of ADF in 2008.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments amounted to $31.2 billion as of 30 September 2008 ($30.6 billion – 31 December 2007), of which $30.7 billion ($29.5 billion – 31 December 2007) was made available for operational commitments. The $0.5 billion contributions not yet available ($1.2 billion – 31 December 2007) is comprised of i) unpaid qualified contributions; ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 30 September 2008 increased to $1.6 billion ($435.4 million – 31 December 2007).

Review of Activities. During the period, 13 ADF loans totaling $762.3 million were approved compared with 10 approvals totaling $640.7 million for the same period last year. Disbursements for the period totaled $1,467.3 million, an increase of 30.5% from $1,124.2 million for the same period in 2007.

As of 30 September 2008, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $513.3 million ($488.9 million – 31 December 2007), $239.4 million ($209.5 million – 31 December 2007) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, 18 grants totaling $347.9 million (11 grants totaling $148.7 million – 2007) became effective.

Loan Exposure. As of 30 September 2008, ADF's outstanding loan exposure was $25.3 billion, net of provision for HIPC Debt Relief of $86.6 million.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.8 billion as of 30 September 2008 ($7.0 billion - 31 December 2007). About 12.7% of the portfolio was placed in bank deposits and 87.3% was invested in

[4] Based on the disbursed and outstanding debt as of 20 March 2006, converted to US dollar using the exchange rate as of 7 April 2008.

fixed income securities. The annualized rate of return on total ADF investments portfolio was 4.0% for the nine months ended 30 September 2008 (4.6% – 2007).

3.2 Technical Assistance Special Fund (TASF)

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to contribute 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012. *(see related notes under ADF)*

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 September 2008, total TASF resources amounted to $1,399.9 million. Of this amount, $1,252.9 million had been committed, leaving an uncommitted balance of $147.0 million. During the period, 96 technical assistance grants totaling $79.1 million and 18 supplementary approvals totaling $7.8 million became effective while an amount of $9.7 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance.

Contributions committed and received during the period include i) direct and voluntary contributions from India and Pakistan amounting to INR10.0 million ($0.25 million equivalent) and $0.07 million, respectively; ii) $23.0 million from OCR, as part of its 2007 net income allocation; and iii) regularized replenishment amounting to €5.7 million ($7.0 million equivalent). During the period ended 30 September 2008, the fund received a total of $51.3 million from 21 donors as part of the third regularized replenishment of TASF.

Investment position. As of 30 September 2008, TASF investment portfolio including securities purchased under resale arrangement amounted to $339.8 million ($295.1 million - 31 December 2007). Revenue from investments for the nine months ended 30 September 2008 decreased to $8.2 million from $10.3 million for the same period in 2007 due to the decrease in yield on US dollar placements.

3.3. Japan Special Fund (JSF)

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In January 2008, Japan contributed ¥1.9 billion ($17.4 million equivalent) as a regular contribution to the JSF. For the nine months ended 30 September 2008, 48 technical assistance grants for the JSF totaling $39.7 million became effective while a total of $4.5 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance. The uncommitted balance after taking into account contributions, revenues, net TA grants, administrative and financial expenses was $123.4 million as of 30 September 2008 ($136.9 million – 31 December 2007).

Investment position. The JSF investment portfolio amounted to $233.4 million as of 30 September 2008 ($215.1 million - 31 December 2007). Investment income for the nine months ended 30 September 2008 decreased to $4.9 million from $9.1 million for the same period in 2007 due to decline in the average investments balance and lower yield on US dollar placements.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $35.9 million as of 30 September 2008 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2008, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $10.2 million.

3.5. Asian Tsunami Fund (ATF)

Review of Activities. As of 30 September 2008, total ATF resources amounted to $623.7 million, of which $578.5 million has been committed, leaving an uncommitted balance of $45.2 million. There were no technical assistance/grants approved or made effective during the period.

Investment position. As of 30 September 2008, ATF investment portfolio amounted to $270.3 million ($366.5 million - 31 December 2007). Revenue from investments for the nine months ended 30 September 2008 shrank to $6.9 million from $17.5 million for the same period in 2007, due to decrease in average volume of investments and decline in yield on US dollar placements.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. As of 30 September 2008, total PEF resources amounted to $142.5 million, of which $140.2 million has been committed, leaving an uncommitted balance of $2.3 million. During the period, PEF received the remaining contributions from Belgium and Norway under the debt-for-development swap agreements amounting to €3.3 million ($5.2 million equivalent) and $5.0 million, respectively. There were no technical assistance/grants approved or made effective during the period.

Investment position. As of 30 September 2008, PEF investment portfolio amounted to $59.4 million ($60.7 million – 31 December 2007). Revenue from investments for the nine months ended 30 September 2008 increased to $2.3 million from $1.7 million for the same period in 2007, due to increase in average volume of investments, which was partially offset by the decline in the yield on US dollar placements.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. ADB provided the initial contribution of $40.0 million in May 2007.

As of 30 September 2008, total resources amounted to $42.2 million, $13.5 million of which has been committed, leaving an uncommitted balance of $28.7 million. During the period, nine technical assistance totaling $6.1 million became effective (four technical assistance totaling $0.5 million – 2007).

Investment position. As of 30 September 2008 and 31 December 2007, RCIF investment portfolio amounted to $39.9 million. Revenue from investments for the nine months ended 30 September 2008 increased to $0.9 million from $0.7 million for the same period in 2007, due to increase in average volume of investments, which was partially offset by the decline in the yield on US dollar placements.

3.8. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation.

As of 30 September 2008, the total uncommitted resources amounted to $40.3 million, with $0.3 million coming from revenue from investments. There were no technical assistance/grants approved or made effective during the period.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 143,290		$ 108,821
INVESTMENTS (Notes C and M)		19,700,569		13,296,943
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes D and M)		1,621,330		5,041,387
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		1,089,054		427,132
LOANS OUTSTANDING (Notes E and G) (Including FAS 133 adjustment of $473 - 30 September 2008, $538 - 31 December 2007, unamortized net loan origination costs of $57,234 - 30 September 2008, $42,130 - 31 December 2007, net of provision for loan losses of $9,099 - 30 September 2008, $15,043 - 31 December 2007)		33,111,782		30,282,879
EQUITY INVESTMENTS (Notes H and M)		732,711		808,157
ACCRUED INCOME		499,555		464,299
RECEIVABLE FROM MEMBERS		152,359		174,805
RECEIVABLE FROM SWAPS (Notes G, J, and M)				
Borrowings	$ 24,863,916		$ 17,968,867	
Others	905,293	25,769,209	512,089	18,480,956
OTHER ASSETS				
Property, furniture, and equipment	158,724		154,239	
Investment related receivables	166,507		138,149	
Unamortized issuance cost of borrowings	2,835		58,869	
Miscellaneous (Note I)	138,445	466,511	112,536	463,793
TOTAL		$ 83,286,370		$ 69,549,172
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes B, G, J, and M)				
At amortized cost	$ 7,570,602		$ 28,615,661	
At fair value	31,659,550	$ 39,230,152	2,954,704	$ 31,570,365
ACCRUED INTEREST ON BORROWINGS		503,367		388,935
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	25,242,298		16,936,964	
Others	1,041,023	26,283,321	583,320	17,520,284
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		1,630,232		5,092,316
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	552,852		230,114	
Undisbursed technical assistance commitments	1,841		2,318	
Accrued pension and postretirement medical benefit costs	386,218		368,284	
Miscellaneous (Notes F and I)	114,359	1,055,270	121,686	722,402
Total liabilities		68,705,342		55,294,302
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 30 September 2008 and 31 December 2007)		55,192,302		55,977,810
Less -"callable" shares subscribed		51,310,442		52,040,702
"Paid-in" shares subscribed		3,881,860		3,937,108
Less - subscription installments not due		9,902		19,664
Subscription installments matured		3,871,958		3,917,444
Less - capital transferred to the Asian Development Fund		74,096		75,151
		3,797,862		3,842,293
Net notional amounts required to maintain value of currency holdings		(625,657)		(661,197)
Ordinary reserve (Note K)		9,531,730		9,245,332
Special reserve (Note K)		207,597		202,847
Loan loss reserve (Note K)		195,062		182,100
Surplus (Note K)		894,594		616,300
Cumulative revaluation adjustments account (Note K)		(23,336)		(110,959)
Cumulative effect of FAS 159 adoption (Note B)		227,500		-
Net income after appropriation				
For the calendar year 2007 (Note K)		-		760,174
For the nine months ended 30 September 2008 (OCR-2)		375,512		-
Accumulated other comprehensive income (OCR-4)		164		177,980
Total Capital and Reserves		14,581,028		14,254,870
TOTAL		$ 83,286,370		$ 69,549,172

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 1,037,482	$ 1,062,331
From investments (Note C)	510,915	500,855
From guarantees	4,750	3,695
From equity investments	19,896	64,540
From other sources - net	12,979	10,120
TOTAL REVENUE	1,586,022	1,641,541
EXPENSES (Note L)		
Borrowings and related expenses (Note J)	931,082	1,017,451
Administrative expenses	117,363	100,519
Technical assistance to member countries	(292)	(512)
Provision for losses (Note E)	(3,544)	(427)
Other expenses	3,509	2,681
TOTAL EXPENSES	1,048,118	1,119,712
NET REALIZED GAINS (LOSSES)		
From loans	525	3,980
From investments	(17,579)	(3,050)
From equity investments	(374)	8,193
From borrowings	70	(106)
Others	20	40
NET REALIZED (LOSSES) GAINS	(17,338)	9,057
NET UNREALIZED LOSSES (Notes J and L)	(140,304)	(55,079)
NET INCOME	**$ 380,262**	**$ 475,807**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 909,986	$ 805,523
Interest on investments received	454,556	440,432
Interest received for securities under resale arrangement	5,251	13,618
Interest and other financial expenses paid	(589,489)	(764,077)
Administrative expenses paid	(115,790)	(100,367)
Technical assistance disbursed	(135)	(1,328)
Others - net	24,501	7,958
Net Cash Provided By Operating Activities	688,880	401,759
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(6,267,539)	(2,341,413)
Net receipts from securities under resale arrangement	(646,166)	79,035
Net currency and interest rate swaps	1,981	(8,329)
Net receipts from future contracts	888	74
Principal collected on loans	1,424,213	1,000,694
Loans disbursed	(3,824,579)	(2,871,127)
Net equity investments	(65,259)	(3,641)
Others	(16,223)	(7,184)
Net Cash Used in Investing Activities	(9,392,684)	(4,151,891)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	11,228,867	10,842,011
Borrowings redeemed	(2,827,072)	(7,205,208)
Issuance expenses paid	(13,030)	(24,334)
Net currency and interest rate swaps	434,412	129,927
Payments from members	13,040	10,140
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to CCF	(40,000)	-
Resources transferred to TASF	(23,000)	-
Resources transferred to RCIF	-	(40,000)
Net Cash Provided by Financing Activities	8,733,217	3,672,536
Effect of Exchange Rate Changes on Due from Banks	5,056	5,400
Net Increase (Decrease) in Due from Banks	34,469	(72,196)
Due from Banks at Beginning of Period	108,821	205,418
Due from Banks at End of Period	$ 143,290	$ 133,222

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 159 adjustments		$ 14,254,870		$ 13,142,899
Cumulative effect of FAS 159 adoption (Note B)		227,500		-
Adjusted balance, 1 January		14,482,370		13,142,899
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 380,262		$ 475,807	
Other comprehensive income for the period	(177,816)	202,446	211,160	686,967
Subscriptions received		7,353		7,353
Change in SDR values		(51,784)		129,002
Change in Ordinary Reserve		8,103		(23,996)
Notional MOV		35,540		19,910
Allocation to ADF		(40,000)		(40,000)
Allocation to CCF		(40,000)		-
Allocation to TASF		(23,000)		-
Allocation to RCIF		-		(40,000)
Balance at end of period		**$ 14,581,028**		**$ 13,882,135**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Notes B, C, G, and H)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Balance, 1 January	$ (289)	$ (1,154)	$ (113,385)	$ (200,039)	$ 433,376	$ 200,584	$ (141,722)	$ (81,551)	$ 177,980	$ (82,160)
Amortization	(557)	775	-	-	-	-	-	-	(557)	775
Other comprehensive income for the period	-	-	(574)	82,497	(176,685)	127,888	-	-	(177,259)	210,385
Balance, 30 September	$ (846)	$ (379)	$ (113,959)	$ (117,542)	$ 256,691	$ 328,472	$ (141,722)	$ (81,551)	$ 164	$ 129,000

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about FV measurements. In compliance with this standard, ADB incorporated its credit risk (spread) in valuing certain debt instruments. Note M provides the FV hierarchy which were used as bases for measuring the FV of some of ADB's financial assets and liabilities.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value (FV). It offers an irrevocable option to carry the vast majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recorded in earnings. The primary objective of FAS 159 is to mitigate volatility in reported income by measuring related assets and liabilities at FV without having to apply complex hedge accounting provisions. Effective 1 January 2008, ADB adopted the provisions of this statement to FV all borrowings except those that do not have associated derivative instruments attached to them. Further information relating to the adoption of FAS 159 and the reasons for electing FAS 159 for these financial instruments are discussed in detail in Note M.

continued

The adoption of FAS 157 and FAS 159 resulted to a favorable adjustment of $227,500,000 to 1 January 2008 balance of reserves, and $677,909,000 unfavorable effect on net income for the period ended 30 September 2008.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133", which will be applicable for fiscal years beginning after 15 November 2008 and interim periods within those fiscal years. This statement amends and expands the disclosure requirements of FAS 133 to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. ADB is currently assessing the impact of this standard on its financial statements.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 September 2008 and 31 December 2007 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2008 and 31 December 2007 are as follows:

	30 September 2008	31 December 2007
Due in one year or less	$13,031,227,000	$ 8,502,633,000
Due after one year to five years	4,586,392,000	3,003,797,000
Due after five years to ten years	2,082,950,000	1,790,513,000
Total	$19,700,569,000	$13,296,943,000

NOTE D—SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted

continued

for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value (FV) and cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the FV of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E—LOANS

ADB does not currently sell its loans, nor does it believe there is a market for its loans. As such, loans are reported at their carrying book values.

As of 30 September 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2008	31 December 2007
Indonesia	$ 9,224,769,000	$ 9,425,282,000
China, People's Republic of	7,910,413,000	7,369,841,000
India	5,857,546,000	4,995,982,000
Philippines	3,556,793,000	3,368,054,000
Pakistan	4,048,888,000	2,777,724,000
Others (individually less than 5% of total loans)	2,465,238,000	2,318,909,000
Total loans	$33,063,647,000	$30,255,792,000
Provision for loan losses	(9,099,000)	(15,043,000)
Unamortized net loan origination costs	57,234,000	42,130,000
Net loans outstanding	$33,111,782,000	$30,282,879,000

Loans outstanding as of 30 September 2008 include nonsovereign loans amounting to $1,600,049,000 ($1,279,775,000 - 31 December 2007).

The undisbursed balance of approved loans as of 30 September 2008 was $19,929,321,000 ($19,011,275,000 - 31 December 2007). This included an undisbursed balance of approved nonsovereign loans amounting to $1,857,742,000 ($1,135,323,000 - 31 December 2007), of which $95,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $343,507,000 ($361,280,000 - 31 December 2007).

Commitment Charge Policy

ADB levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for

continued

all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2009. Commitment charge waived during the period totaled $6,083,000 ($5,318,000 - 2007). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB charges a commitment fee of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2009. Front-end fees waived during the period totaled $22,638,000 ($50,855,000 - 2007). Lending spread waiver reduced the loan income by $43,260,000 for the period ended 30 September 2008 ($38,539,000 - 2007).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

Overdue Amounts

One nonsovereign loan was in non-accrual status as of 30 September 2008 (four - 31 December 2007) with principal amount outstanding of $1,674,000 ($16,507,000 - 31 December 2007), $1,196,000 ($9,659,000 - 31 December 2007) of which was overdue.

One sovereign loan was restored to accrual status in May 2008, following full settlement of overdue principal and interest. Loan charges totaling $1,130,000 as of 31 December 2007 were recognized as income for the period ended 30 September 2008.

continued

Provision for Loan Losses

The changes in the provision for loan losses during the third quarter of 2008 and 2007 are as follows:

	2008			2007		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	$ 5,689,000	$ 9,354,000	$ 15,043,000	$ 6,116,000	$ 22,223,000	$ 28,339,000
Provision written back - net	(1,241,000)	(2,303,000)	(3,544,000)	(428,000)	-	(428,000)
Provision written off	-	(2,400,000)	(2,400,000)	-	(12,717,000)	(12,717,000)
Translation Adjustment	-	1,000	1,000	-	-	-
Balance 30 September	$ 4,448,000	$ 4,651,000	$ 9,099,000	$ 5,688,000	$ 9,506,000	$ 15,194,000

Note: Figures may not add to total due to rounding.

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

In September 2008, ADB received a guarantee call under a partial credit guarantee agreement amounting to PKR 10,375,000 (USD 133,000 equivalent). The guarantee liability was taken up under miscellaneous liabilities. No guarantee was subject to call on 31 December 2007.

The committed and outstanding amounts of guarantee obligations as of 30 September 2008 and 31 December 2007 covered:

	30 September 2008		**31 December 2007**	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,074,349,000	$ 1,021,976,000	$ 1,001,492,000	$ 962,160,000
without counterguarantee	442,922,000	376,356,000	280,863,000	271,881,000
	1,517,271,000	1,398,332,000	1,282,355,000	1,234,041,000
Political Risk Guarantees				
with counterguarantee	145,314,000	132,427,000	146,813,000	134,210,000
without counterguarantee	30,070,000	24,899,000	30,462,000	27,306,000
	175,384,000	157,326,000	177,275,000	161,516,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,693,605,000	$ 1,556,608,000	$ 1,460,580,000	$ 1,396,507,000

continued

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 30 September 2008 was $1,114,501,000 ($965,849,000 - 31 December 2007).

As of 30 September 2008, a total liability of $24,078,000 ($13,668,000 - 31 December 2007) relating to stand-by ready obligation for nine partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

NOTE H—EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $220,723,000 ($212,463,000 - 31 December 2007).

continued

NOTE I—OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2008	31 December 2007
Amounts Receivable from:		
Asian Development Fund	$ 44,318,000	$ 28,750,000
Technical Assistance Special Fund	174,000	14,000
Japan Special Fund	167,000	159,000
Asian Tsunami Fund	377,000	343,000
Pakistan Earthquake Fund	13,000	5,000
Regional Cooperation and Integration Fund	7,000	-
Asian Development Bank Institute Special Fund	493,000	341,000
Staff Retirement Plan	11,065,000	11,012,000
Agency Trust Funds (net)	909,000	1,984,000
Total	$ 57,523,000	$ 42,608,000

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133. Consequent to the adoption of FAS 159 on 1 January 2008, ADB reports all borrowings at FV, except those that do not have associated derivative instruments. Changes in FV are reported in net income.

The weighted average cost of borrowings outstanding after swaps as of 30 September 2008 was 4.48% (4.73% - 2007).

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 September 2008 and 31 December 2007 consists of 3,546,311 shares amounting to SDR35,463,110,000, all of which have been subscribed. Of the subscribed shares, 3,296,887 shares are "callable", and 249,424 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

continued

In May 2008, the Board of Governors approved the allocation of 2007 net income, after appropriation of guarantee fees to special reserve, of $760,174,000 as follows: a) $87,624,000 representing net unrealized gains from FAS 133 adjustments and equity investments accounted for under equity method, to Cumulative Revaluation Adjustments account; b) $12,962,000 to Loan Loss Reserve; c) $278,294,000 each to Ordinary Reserve and Surplus; d) $40,000,000 each to Asian Development Fund and Climate Change Fund; and e) $23,000,000 to Technical Assistance Special Fund.

As of 30 September 2008, the value of the SDR in terms of the United States dollar was $1.55633 ($1.57848 - 31 December 2007) giving a value for each share of ADB's capital equivalent to $15,563.30 ($15,784.80 - 31 December 2007).

NOTE L—INCOME AND EXPENSES

The average yield on the loan portfolio for the nine-month period ended 30 September 2008 was 4.20% (5.06% - 2007) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 3.61%(4.65% - 2007) excluding unrealized gains and losses on investments, and 3.44% (5.13% - 2007) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2008 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine-month period ended 30 September 2008 of $262,031,000 ($248,591,000 - 2007), $120,765,000 ($120,946,000 - 2007) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $23,904,000 ($27,126,000 - 2007) related to new loans and guarantees that became effective for the period ended 30 September 2008.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back for the period totaling $292,000 ($512,000 - 2007) represented net cancellations of the undisbursed amounts of completed TA projects which were committed in prior periods.

During the nine-month period ended 30 September 2008, provision for loan losses totaling to $3,544,000 ($428,000 - 2007) was written back following collections of overdue loan service payments from a sovereign loan and restructuring of one nonsovereign loan.

Other expenses of $3,509,000 ($2,680,000 - 2007) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

continued

Net unrealized losses for the nine months ended 30 September 2008 include net unfavorable FAS 133 and FAS 159 adjustments totaling $139,194,000 and translation adjustments of $1,109,000 associated with holdings in non-functional currencies. During the same period in 2007, the net unrealized losses include $52,443,000 FAS 133 adjustments and $2,636,000 translation adjustments on non-functional currencies.

FAS 133 and FAS 159 adjustments were composed of:

	30 September 2008	30 September 2007
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps*	$ 78,592,000	$ 24,019,000
Non-hybrid financial instruments and related swaps*	(164,923,000)	(54,892,000)
Investments related swaps	(26,117,000)	(22,000)
Loans related swaps	(28,944,000)	(19,024,000)
FX Forward	1,706,000	(1,667,000)
Amortization of the FAS 133 transition adjustments	492,000	(857,000)
Total	$ (139,194,000)	$ (52,443,000)

* Figures are not comparable due to the adoption of FAS 157 and 159 effective 1 January 2008, where (a) credit risk (spread) were incorporated in fair valuing the outstanding financial instruments, and (b) non-hybrid swapped borrowings which were recorded at amortized cost in 2007, were recorded at fair value in 2008.

Note M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted FAS 157 and FAS 159. FAS 157 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FAS 159 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings. Fair Value Option may be elected at the time an entity recognizes an eligible financial asset or liability. FAS 159 also allows a one time election for existing financial assets and liabilities, on an instrument-by-instrument basis, at the initial adoption date. The adoption of FAS 157 and 159 is applied prospectively and the cumulative effect of changes in valuation of the financial assets and liabilities for which the Fair Value Option have been elected were reported as an adjustment to the 1 January 2008 balance of reserves.

The Fair Value Option

Effective 1 January 2008, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FAS 133.

continued

Fair Value Measurement

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 19,700,569,000	$ 5,356,310,000	$ 14,319,074,000	$ 25,185,000
Securities transferred under securities lending arrangement	1,621,330,000	1,621,330,000	-	-
Securities purchased under resale arrangement	1,089,054,000	-	1,089,054,000	-
Investments related swaps	498,123,000	-	498,123,000	-
Loans related swaps	407,170,000	-	407,170,000	-
Borrowings related swaps	24,863,916,000	-	24,863,916,000	-
Equity Investments	314,929,000	314,929,000	-	-
Total	$ 48,495,091,000	$ 7,292,569,000	$ 41,177,337,000	$ 25,185,000
Liabilities				
Borrowings	$ 31,659,550,000	-	$ 24,933,391,000	$ 6,726,159,000
Borrowings related swaps	25,242,298,000	-	25,242,298,000	-
Investments related swaps	576,476,000	-	576,476,000	-
Loans related swaps	464,547,000	-	464,547,000	-
Total	$ 57,942,871,000	-	$ 51,216,712,000	$ 6,726,159,000

continued

Assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments
Balance, 1 January 2008	$ 329,298,000
Total losses (realized/unrealized)	
Included in earnings	(3,375,000)
Included in other comprehensive income	(14,706,000)
Purchases, sales, and paydowns	(104,000)
Transfers out of Level 3	(285,928,000)
Balance, 30 September 2008	$ 25,185,000

Liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Borrowings
Balance, 1 January 2008	$ 5,034,940,000
Total losses (realized/unrealized)	
Included in earnings	(429,413,000)
Included in other comprehensive income	(239,203,000)
Issuances, redemptions, and maturities	2,359,835,000
Balance, 30 September 2008	$ 6,726,159,000
The amount of net gains for the period included in earnings attributable to the change in net unrealized gains relating to liabilities still held at the reporting date	$ 53,456,000

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 September (Unaudited)		31 December
DUE FROM BANKS		$ 32,213		$ 2,945
INVESTMENTS (Notes C and J)		6,492,667		6,894,724
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and J)		298,762		58,178
LOANS OUTSTANDING (Notes B, E, and K) (Net of provision for HIPC Debt Relief of $86,630,000 - 30 September 2008; nil - 31 December 2007)		25,303,210		24,017,992
ACCRUED REVENUE		118,183		91,695
DUE FROM CONTRIBUTORS		1,894,838		1,678,404
OTHER ASSETS		42,147		36,495
TOTAL		**$ 34,182,020**		**$ 32,780,433**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Advance payments on contributions (Note B)		$ 127,767		$ 117,573
Deferred credits		493		504
Payable to related funds (Note F)		52,550		30,170
Investment related payables		120,041		-
Undisbursed grant commitments (Note I)		921,714		682,582
Total Liabilities		1,222,565		830,829
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and G)	$ 29,938,178		$ 28,725,096	
Unamortized discount (Note B)	(51,662)	29,886,516	(46,711)	28,678,385
Set-aside resources		74,096		75,151
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund (Note G)		743,916		703,986
		30,704,528		29,457,522
Accumulated surplus		3,140,801		2,243,408
Accumulated other comprehensive income (ADF-4)		(885,874)		248,674
Total Fund Balance		32,959,455		31,949,604
TOTAL		**$ 34,182,020**		**$ 32,780,433**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
REVENUE		
From loans	$ 187,653	$ 161,157
From investments (Note C)	203,718	232,586
From other sources	924	921
TOTAL REVENUE	392,295	394,664
EXPENSES		
Financial expenses	12	21
Amortization of discounts on contributions (Note B)	4,939	2,963
Grants (Note I)	347,890	148,650
Provision for HIPC Debt Relief (Notes E and K)	89,788	-
Administrative expenses (Note H)	120,765	120,946
TOTAL EXPENSES	563,394	272,580
NET REALIZED GAINS		
From investments	362	-
From loan conversions (Note B)	1,400,962	-
	1,401,324	-
NET UNREALIZED (LOSSES) GAINS	(332,832)	8,463
REVENUE IN EXCESS OF EXPENSES	$ 897,393	$ 130,547

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 165,309	$ 130,151
Interest on investments received	172,173	217,615
Interest on resale arrangement received	734	1,629
Cash received from other sources	924	891
Administrative expenses paid	(105,158)	(101,249)
Grants disbursed	(115,688)	(44,421)
Financial expenses paid	(12)	(21)
Net Cash Provided by Operating Activities	118,282	204,595
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	437,753	(249,951)
Net (payments for) receipts from securities under resale arrangement	(242,413)	22,112
Principal collected on loans	486,128	422,370
Loans disbursed	(1,448,152)	(1,106,136)
Net Cash Used in Investing Activities	(766,684)	(911,605)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	643,344	714,183
Cash received from ordinary capital resources	40,000	40,000
Net Cash Provided by Financing Activities	683,344	754,183
Effect of Exchange Rate Changes on Due from Banks	(5,674)	3,133
Net Increase in Due from Banks	29,268	50,306
Due from Banks at Beginning of Period	2,945	2,602
Due from Banks at End of Period	$ 32,213	$ 52,908

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
Balance at beginning of period		$ 31,949,604		$ 29,247,470
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 897,393		$ 130,547	
Other comprehensive income for the period	(1,134,548)	(237,155)	(100,715)	29,832
Change in amount available for operational commitments				
from Contributed Resources		1,213,082		2,229,356
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(4,951)		(13,817)
Transfer from Ordinary Capital Resources		40,000		40,000
Change in SDR value of Set-Aside Resources		(1,055)		2,487
Change in value of transfers from TASF		(70)		261
Balance at end of period		**$ 32,959,455**		**$ 31,535,589**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2008	2007	2008	2007	2008	2007
Balance, 1 January	$ 241,638	$ 288,700	$ 7,036	$ (837)	$ 248,674	$ 287,863
Other comprehensive income for the period	(1,145,111)	(103,530)	10,563	2,815	(1,134,548)	(100,715)
Balance, 30 September	$ (903,473)	$ 185,170	$ 17,599	$ 1,978	$ (885,874)	$ 187,148

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the fund. Total replenishment size is SDR7,111,290,000, of which SDR2,641,290,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1,320,645,000, and such date should not be later than 1 July 2009.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note K, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the

continued

Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2008, 15 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates from their concurrence. The conversion resulted in a realized gain of $1,400,962,000 with a corresponding reduction in other comprehensive income.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note J provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADF's financial assets and liabilities.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 and 31 December 2007 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair

continued

value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2008 and 31 December 2007 are as follows:

	30 September 2008	31 December 2007
Due in one year or less	$4,490,244,000	$6,628,294,000
Due after one year to five years	1,746,747,000	166,849,000
Due after five years to ten years	255,676,000	99,581,000
Total	$6,492,667,000	$6,894,724,000

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.81% (4.54% - 2007). If unrealized gains and losses were included, the annualized rate of return would have been 3.96% (4.58% - 2007).

NOTE D—SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets have been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value and the cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

There were no outstanding securities transferred under lending arrangement as of 30 September 2008 and 31 December 2007.

continued

NOTE E—LOANS

As of 30 September 2008 and 31 December 2007, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2008	31 December 2007
Pakistan	$ 5,951,189,000	$ 5,444,555,000
Bangladesh	5,691,730,000	5,399,187,000
Sri Lanka	2,606,291,000	2,539,657,000
Viet Nam	2,495,893,000	2,298,804,000
Nepal	1,525,218,000	1,486,034,000
Indonesia	1,106,753,000	-
Others (individually less than 5% of total loans)	6,012,766,000	6,849,755,000
Total loans	25,389,840,000	24,017,992,000
Provision for HIPC Debt Relief	(86,630,000)	-
Net loans outstanding	$25,303,210,000	$24,017,992,000

No nonsovereign loans were outstanding as of 30 September 2008 and 31 December 2007.

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2008 was $513,250,000 ($488,901,000 - 31 December 2007) of which $239,427,000 ($209,477,000 - 31 December 2007) was overdue.

During the period, provision for HIPC Debt Relief amounting to $89,788,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income. Of this amount, a total of $527,000 was eliminated as the loan service payments of some affected loans fell due. This brought the balance of accumulated provision for HIPC Debt Relief as of 30 September 2008, including the effects of translation adjustments, to $86,630,000 (nil - 31 December 2007).

The undisbursed balance of approved loans, including approved but not yet effective loans as of 30 September 2008 was $6,240,047,000 ($7,176,236,000 - 31 December 2007).

NOTE F—PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $44,318,000 payable to Ordinary Capital Resources (OCR) ($28,750,000 - 31 December 2007), and $8,232,000 ($1,419,000 - 31 December 2007) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents the portion of cash payment received under the eight replenishment of ADF which is allocable to TASF under the third replenishment of the fund.

NOTE G—CONTRIBUTED RESOURCES

As of 30 September 2008, contributions from 30 donor countries totaling $3,074,563,000 were received as part of ADF IX and were made available for operational commitments. These included amortized discount of $11,814,000 and were recorded as part of "Contributed Resources".

continued

In May 2008, the Board of Governors approved the allocation of $40,000,000 from OCR's 2007 net income to ADF.

NOTE H—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2008 represents administration charge amounting to $120,765,000 ($120,946,000 - 2007). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in the proportion to the relative volume of operational activities of OCR and ADF.

NOTE I—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 6 grants totaling $98,840,000 (8 grants totaling $254,250,000 - 2007) were approved and 18 grants totaling $347,890,000 (11 grants totaling $148,650,000 - 2007) became effective. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE J—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 6,492,667,000	$ 4,015,436,000	$ 2,477,231,000	$ -
Securities purchased under resale arrangement	298,762,000	-	298,762,000	-
Total	$ 6,791,429,000	$ 4,015,436,000	$ 2,775,993,000	$ -

continued

NOTE K—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. Thus far, Afghanistan is the only borrower that has qualified for HIPC debt relief (See Note E).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 September (Unaudited)		31 December
DUE FROM BANKS		$ 6,786		$ 1,306
INVESTMENTS (Notes C and H)		339,731		295,078
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D and H)		96		-
ACCRUED REVENUE		266		788
DUE FROM CONTRIBUTORS (Note G)		20,764		68,489
OTHER ASSETS (Note E)		18,267		11,264
TOTAL		**$ 385,910**		**$ 376,925**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	$ 29,443		$ -	
Payable to related funds (Note E)	192	$ 29,635	88	$ 88
UNDISBURSED COMMITMENTS (Note F)		209,303		183,718
UNCOMMITTED BALANCES (TASF-2), represented by:				
Unrestricted net assets		146,972		193,119
TOTAL		**$ 385,910**		**$ 376,925**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 30,269	$ 52
REVENUE		
From investments (Note C)	8,237	10,349
From other sources	117	149
Total	38,623	10,550
EXPENSES		
Technical assistance - Net (Note F)	77,209	53,859
Financial expenses	7	4
Total	77,216	53,863
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(38,593)	(43,313)
EXCHANGE (LOSSES) GAINS	(7,554)	33,405
DECREASE IN NET ASSETS	(46,147)	(9,908)
NET ASSETS AT BEGINNING OF PERIOD	193,119	220,533
NET ASSETS AT END OF PERIOD	**$ 146,972**	**$ 210,625**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 74,941	$ 50,179
Interest on investments received	8,686	10,749
Cash received from other activities	147	141
Technical assistance disbursed	(51,789)	(56,600)
Financial expenses paid	(7)	(4)
Net Cash Provided by Operating Activities	31,978	4,465
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(25,514)	(1,166)
Net payments for securities purchased under resale arrangement	(290)	(198)
Net Cash Used in Investing Activities	(25,804)	(1,364)
Effect of Exchange Rate Changes on Due from Banks	(694)	246
Net Increase in Due from Banks	5,480	3,347
Due from Banks at Beginning of Period	1,306	1,828
Due from Banks at End of Period	$ 6,786	$ 5,175

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical operations under the fund. Total replenishment size is SDR7,111,290,000, of which SDR2,641,290,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The ADF X replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1,320,645,000, and such date should not be later than 1 July 2009.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note H provides the fair value hierarchy which were used as bases for measuring the fair value of some of TASF's financial assets and liabilities.

continued

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. As of 31 December 2007, all investments held are in time deposits. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 3.61% (4.83% - 2007).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

NOTE E—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September	31 December
Receivable from:		
ADF	$8,232,000	$1,419,000
JSF	5,000	2,000
Agency Trust Funds - net	28,000	-
Total	$8,265,000	$1,421,000
Payable to:		
OCR	$ 174,000	$ 14,000
Agency Trust Funds - net	-	35,000
	$ 174,000	$ 49,000

The amount receivable from ADF amounting to $8,232,000 represents the portion of cash payment received from Italy under the eight replenishment of ADF which is allocable to TASF under the third regularized replenishment of the fund.

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of the TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2008, a net amount of $9,710,000 ($8,709,000 - 2007) was written back as a reduction in

continued

TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF IX and the third regularized replenishment of TASF, contribution commitments from 28 donors totaling $219,535,000 were allocated to TASF. Of this, $20,764,000 was recorded as "Due from Contributors" and is payable throughout the replenishment period of four years in accordance with the encashment schedule.

Total contributions for the period ended 30 September 2008 is comprised of regularized replenishment from Italy amounting to €5,702,000 ($6,950,000 equivalent), direct and voluntary contributions of India and Pakistan amounting to Rs10,000,000 ($250,000 equivalent) and $70,000 respectively, and allocation of $23,000,000 from OCR's 2007 net income.

NOTE H—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 339,731,000	$ -	$ 339,731,000	$ -
Securities purchased under resale arrangement	96,000	-	96,000	-
Total	$ 339,827,000	$ -	$ 339,827,000	$ -

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 637	$ 3,653	$ 4,290	$ 564	$ 185	$ 749
INVESTMENTS (Notes C and H)	35,529	233,375	268,904	34,958	215,146	250,104
ACCRUED REVENUE	77	313	390	44	247	291
OTHER ASSETS (Note E) [1]	19	4,468	4,468	18	4,497	4,428
TOTAL	**$ 36,262**	**$ 241,809**	**$ 278,052**	**$ 35,584**	**$ 220,075**	**$ 255,572**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E) [1]	$ 19	$ 29,616	$ 29,616	$ 87	$ 296	$ 296
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	384	88,838	89,222	793	82,925	83,718
TOTAL LIABILITIES	403	118,454	118,838	880	83,221	84,014
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	123,355	123,355	-	136,854	136,854
Temporarily restricted	27,895	-	27,895	27,545	-	27,545
	27,895	123,355	151,250	27,545	136,854	164,399
Net Accumulated Investment Income						
Temporarily restricted	7,964	-	7,964	7,159	-	7,159
	35,859	123,355	159,214	34,704	136,854	171,558
TOTAL	**$ 36,262**	**$ 241,809**	**$ 278,052**	**$ 35,584**	**$ 220,075**	**$ 255,572**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account of $19,000 ($87,000 - 31 December 2007).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)			2007 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS (Note G)	$ -	$ 17,373	$ 17,373	$ -	$ 27,674	$ 27,674
REVENUE FROM INVESTMENTS (Note C)	-	4,898	4,898	-	9,110	9,110
REVENUE FROM OTHER SOURCES	-	85	85	-	148	148
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	(337)	-	(337)	(37)	-	(37)
Total	(337)	22,356	22,019	(37)	36,932	36,895
EXPENSES						
Technical assistance - net (Note F)	(337)	35,172	34,835	(37)	27,265	27,228
Administrative expenses	-	908	908	-	795	795
Financial expenses	0	0	0	-	-	-
Total	(337)	36,080	35,743	(37)	28,060	28,023
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	-	(13,724)	(13,724)	-	8,872	8,872
EXCHANGE GAINS (LOSSES)	-	225	225	-	(16)	(16)
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS	-	(13,499)	(13,499)	-	8,856	8,856
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	818	-	818	1,391	-	1,391
NET ASSETS REVERTED BACK FROM TEMPORARILY RESTRICTED ASSETS	337	-	337	37	-	37
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	1,155	-	1,155	1,428	-	1,428
INCREASE (DECREASE) IN NET ASSETS	1,155	(13,499)	(12,344)	1,428	8,856	10,284
NET ASSETS AT BEGINNING OF PERIOD	34,704	136,854	171,558	32,849	130,943	163,792
NET ASSETS AT END OF PERIOD	**$ 35,859**	**$ 123,355**	**$ 159,214**	**$ 34,277**	**$ 139,799**	**$ 174,076**

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)			2007 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 17,373	$ 17,373	$ -	$ 27,674	$ 27,674
Interest on investments received	757	4,736	5,493	1,301	9,952	11,253
Technical assistance disbursed	(140)	(29,228)	(29,368)	(248)	(26,054)	(26,302)
Administrative and financial expenses paid	(0)	(1,033)	(1,033)	-	(884)	(884)
Net cash received from other sources	13	85	98	70	204	274
Net Cash Provided by (Used in) Operating Activities	630	(8,067)	(7,437)	1,123	10,892	12,015
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(557)	11,310	10,753	(1,301)	(11,307)	(12,608)
Net receipts from (payments for) securities purchased under resale arrangement	-	264	264	-	(78)	(78)
Net Cash (Used in) Provided by Investing Activities	(557)	11,574	11,017	(1,301)	(11,385)	(12,686)
Effect of Exchange Rate Changes on Due from Banks	-	(39)	(39)	-	5	5
Net Increase (Decrease) in Due from Banks	73	3,468	3,541	(178)	(488)	(666)
Due from Banks at Beginning of Period	564	185	749	1,865	3,035	4,900
Due from Banks at End of Period	$ 637	$ 3,653	$ 4,290	$ 1,687	$ 2,547	$ 4,234

0 - Less than $1,000.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note H provides the fair value hierarchy which were used as bases for measuring the fair value of some of JSF's financial assets and liabilities.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. As of 31 December 2007, all investments held are in time deposits. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.
The annualized rates of return on the average investments held under ACCSF and JSF during the nine-month period ended 30 September 2008, based on the portfolio held at the beginning and end of each month, were 3.03% and 2.92%, respectively (5.35% and 5.34% respectively - 2007).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

There were no outstanding securities purchased under resale arrangement as of 30 September 2008 and 31 December 2007.

NOTE E—OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

		30 September	31 December
Amounts Receivable by:			
JSF from: ACCSF		$ 19,000	$ 87,000
Amounts Payable by:			
JSF to:	Ordinary Capital Resources	$ 167,000	$ 159,000
	TASF	5,000	2,000
	Agency Trust Funds - net	-	24,000
	Total	$ 172,000	$ 185,000
ACCSF to: JSF		$ 19,000	$ 87,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2008, an amount of $4,860,000 ($2,910,000 - 2007) was thus written back as a reduction in TA, $337,000 ($37,000 - 2007) of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TAs that have not been disbursed.

NOTE G—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2008, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $27,895,000 ($27,545,000 - 31 December 2007).

continued

NOTE H—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 268,904,000	$ 12,175,000	$ 256,729,000	$ -

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 612	$ 603
INVESTMENTS (Note C)	-	6,749
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	11,901	1,157
PROPERTY, FURNITURE, AND EQUIPMENT	127	118
DUE FROM CONTRIBUTORS	-	11,716
OTHER ASSETS	2,347	2,024
TOTAL	**$ 14,987**	**$ 22,367**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 4,695	$ 4,075
UNCOMMITTED BALANCES (ADBISF-2)	10,292	18,292
TOTAL	**$ 14,987**	**$ 22,367**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)		2007 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Notes B and C)		$ 73		$ 56
From other sources - net		8		4
Total		81		60
EXPENSES				
Administrative expenses	$ 7,064		$ 6,185	
Program expenses	2,453	9,517	1,287	7,472
REVENUE LESS THAN EXPENSES		(9,436)		(7,412)
EXCHANGE GAINS - NET		92		6
TRANSLATION ADJUSTMENTS		1,344		184
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(8,000)		(7,222)
NET ASSETS AT BEGINNING OF PERIOD		18,292		17,408
NET ASSETS AT END OF PERIOD		**$ 10,292**		**$ 10,186**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 12,163	$ 11,144
Interest on investments received	75	55
Expenses paid	(9,025)	(7,344)
Others - net	150	9
Net Cash Provided by Operating Activities	3,363	3,864
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	7,635	(3,094)
Net payments for securities under resale arrangements	(10,541)	(116)
Net Cash Used in Investing Activities	(2,906)	(3,210)
Effect of Exchange Rate Changes on Due from Banks	(448)	(362)
Net Increase in Due from Banks	9	292
Due from Banks at Beginning of Period	603	696
Due from Banks at End of Period	$ 612	$ 988

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2007 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2008 and 2007 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note E provides the fair value hierarchy which were used as bases for measuring the fair value of some of ADBISF's financial assets and liabilities.

NOTE C—INVESTMENTS

All investment securities held as of 30 September 2008 and 31 December 2007 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.61% (0.55% - 31 December 2007).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are recorded as assets and reported at estimated fair value. Securities received are not re-pledged under securities lending arrangements. ADB monitors the fair value of these securities, and if necessary, requires additional collateral.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 11,901,000	$ -	$ 11,901,000	$ -

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 11,448	$ 161
INVESTMENTS (Notes C and F)	270,349	366,524
ACCRUED REVENUE	16	375
ADVANCES FOR GRANTS	59,049	62,443
TOTAL	**$ 340,862**	**$ 429,503**

LIABILITIES AND UNCOMMITTED BALANCES	30 September (Unaudited)	31 December
MISCELLANEOUS LIABILITIES (Note D)	$ 472	$ 363
UNDISBURSED COMMITMENTS (Note E)	295,211	389,132
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	45,179	40,008
TOTAL	**$ 340,862**	**$ 429,503**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 6,900	$ 17,549
From other sources	197	202
Total	7,097	17,751
EXPENSES		
Administrative expenses	1,887	1,211
Grants (Note E)	-	(34)
Financial expenses	2	1
Total	1,889	1,178
REVENUE IN EXCESS OF EXPENSES	5,208	16,573
NET EXCHANGE LOSSES	(37)	(4)
INCREASE IN NET ASSETS	5,171	16,569
NET ASSETS AT BEGINNING OF PERIOD	40,008	19,482
NET ASSETS AT END OF PERIOD	**$ 45,179**	**$ 36,051**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 7,461	$ 17,677
Cash received from other sources	196	198
Grants disbursed	(90,461)	(74,638)
Administrative and financial expenses paid	(1,882)	(1,274)
Net Cash Used In Operating Activities	(84,686)	(58,037)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	95,973	89,928
Net Increase in Due from Banks	11,287	31,891
Due from Banks at Beginning of Period	161	283
Due from Banks at End of Period	$ 11,448	$ 32,174

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note F provides the fair value hierarchy which were used as bases for measuring the fair value of some of ATF's financial assets and liabilities.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 and 31 December 2007 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits

continued

are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008, based on the portfolio held at the beginning and end of each month, was 2.88% (5.35% - 2007).

NOTE D—PAYABLE TO RELATED FUNDS

Included in miscellaneous liabilities are outstanding obligations to OCR of $377,000 ($343,000 - 31 December 2007) and to Dutch Grant (Agency trust fund) of $94,000 (nil - 31 December 2007).

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. There were no undisbursed amounts written back as of 30 September 2008 ($34,000 - 2007).

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed. There were no grants which became effective or completed/cancelled during the period ended 30 September 2008.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ATF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 270,349,000	$ 87,968,000	$ 182,381,000	$ -

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 September (Unaudited)**	**31 December**
DUE FROM BANKS	$ 5,441	$ 1,601
INVESTMENTS (Notes C and F)	59,446	60,690
ACCRUED REVENUE	123	121
DUE FROM CONTRIBUTORS (Note E)	3,460	6,395
ADVANCES FOR GRANTS	1,855	1,007
TOTAL	**$ 70,330**	**$ 69,814**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 12	$ 30
UNDISBURSED COMMITMENTS (Note D)	68,022	73,237
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	2,296	(3,453)
TOTAL	**$ 70,330**	**$ 69,814**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 10,225	$ 9,404
REVENUE		
From investments (Note C)	2,268	1,686
From other sources	165	156
Total	12,658	11,246
EXPENSES		
Technical assistance (Note D)	-	2,000
Administrative and financial expenses	104	37
Total	104	2,037
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	12,554	9,209
NET EXCHANGE (LOSSES) GAINS	(6,805)	1,185
INCREASE IN NET ASSETS	5,749	10,394
NET ASSETS AT BEGINNING OF PERIOD	(3,453)	6,046
NET ASSETS AT END OF PERIOD	**$ 2,296**	**$ 16,440**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,094	$ 11,110
Interest on investments received	2,247	1,661
Cash received from other sources	165	156
Grants and technical assistance disbursed	(6,064)	(1,203)
Administrative and financial expenses paid	(122)	(36)
Net Cash Provided by Operating Activities	9,320	11,688
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(4,493)	(8,743)
Effect of Exchange Rate Changes on Due from Banks	(987)	(12)
Net Increase in Due from Banks	3,840	2,933
Due from Banks at Beginning of Period	1,601	1,618
Due from Banks at End of Period	$ 5,441	$ 4,551

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note F provides the fair value hierarchy which were used as bases for measuring the fair value of some of PEF's financial assets and liabilities.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. As of 31 December 2007, all investments held are in time deposits. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008, based on the portfolio held at the beginning and end of each month, was 5.13% (5.84% - 2007).

NOTE D—GRANTS, TECHNICAL ASSISTANCE, AND UNDISBURSED COMMITMENTS

Grants and technical assistance are recognized in the financial statements when the applicable projects are approved and become effective. Upon completion or cancellation of a project, any undisbursed amount is written back as a reduction in expenses for the period and the corresponding undisbursed commitment is accordingly eliminated. Undisbursed commitments are denominated in United States dollars and represent effective grants and technical assistance which have not been disbursed. There were no grants or technical assistance which became effective or completed/cancelled during the period ended 30 September 2008.

NOTE E—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertook to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway's and Belgium's contributions. In 2008, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,263,000 equivalent). Of this amount, A$4,300,000 ($3,460,000 equivalent) has not been received as of 30 September 2008 and was recorded as "Due from Contributors".

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of PEF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 59,446,000	$ -	$ 59,446,000	$ -

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008 and 31 December 2007
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 1,509	$ 1,240
INVESTMENTS (Notes C and F)	39,865	39,925
ACCRUED REVENUE	48	61
ADVANCES FOR GRANTS	313	-
TOTAL	**$ 41,735**	**$ 41,226**
UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 7	$ 9
UNDISBURSED COMMITMENTS (Note D)	13,038	7,400
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets	28,690	33,817
TOTAL	**$ 41,735**	**$ 41,226**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ -	$ 40,000
REVENUE		
From investments (Note C)	927	717
From other sources	31	13
Total	958	40,730
EXPENSES		
Technical assistance (Note D)	6,070	450
Administrative and financial expenses	9	-
Total	6,079	450
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(5,121)	40,280
EXCHANGE LOSSES	(6)	-
(DECREASE) INCREASE IN NET ASSETS	(5,127)	40,280
NET ASSETS AT BEGINNING OF PERIOD	33,817	-
NET ASSETS AT END OF PERIOD	**$ 28,690**	**$ 40,280**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)	2007 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 40,000
Interest on investments received	904	614
Cash received from other sources	31	13
Technical assistance disbursed	(745)	-
Administrative and financial expenses paid	(17)	-
Net Cash Provided by Operating Activities	173	40,627
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	96	(39,614)
Net Increase in Due From Banks	269	1,013
Due from Banks at Beginning of Period	1,240	-
Due from Banks at End of Period	$ 1,509	$ 1,013

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2008 and 2007
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note F provides the fair value hierarchy which were used as bases for measuring the fair value of some of RCIF's financial assets and liabilities.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. As of 31 December 2007, all investments held are in time deposits. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2008, based on the portfolio held at the beginning and end of each month, was 3.07% (5.34% - 2007).

NOTE D—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the period, there were nine (four - 2007) TAs totaling to $6,070,000 ($450,000 - 2007) which became effective, and no undisbursed amounts were written back (nil - 2007).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE E—CONTRIBUTIONS

In May 2007, the Board of Governors approved the allocation of $40,000,000 to the RCIF from the 2006 OCR net income. There were no contributions received for the period ending 30 September 2008.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 39,865,000	$ -	$ 39,865,000	$ -

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2008
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
ASSETS		
DUE FROM BANKS	$	1,505
INVESTMENTS (Notes C and E)		38,778
ACCRUED REVENUE		5
TOTAL	**$**	**40,288**
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	$	40,288
TOTAL	**$**	**40,288**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 7 April to 30 September 2008
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
CONTRIBUTIONS (Note D)	$ 40,000
REVENUE	
From investments (Note C)	283
From other sources	5
Total	288
CONTRIBUTIONS AND REVENUE	40,288
NET ASSETS AT BEGINNING OF PERIOD	-
NET ASSETS AT END OF PERIOD	**$ 40,288**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Period 7 April to 30 September 2008
Expressed in Thousands of United States Dollars (Note B)

	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 40,000
Interest on investments received	258
Cash received from other sources	5
Net Cash Provided by Operating Activities	40,263
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Investments	(38,758)
Due from Banks at End of Period	$ 1,505

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Period 7 April to 30 September 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in developing member countries (DMCs) to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance (TA); as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price), establishes a framework for measuring fair value through a FV hierarchy that ranks the quality and reliability of data used in FV measurements, and expands disclosures about fair value measurements. Note E provides the fair value hierarchy which were used as bases for measuring the fair value of some of CCF's financial assets and liabilities.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at

continued

cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the period ended 30 September 2008, based on the portfolio held at the beginning and end of each month, was 2.55%.

NOTE D—CONTRIBUTIONS

In May 2008, the Board of Governors approved the allocation of $40,000,000 to the CCF from the 2007 OCR net income.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of CCF as of 30 September 2008 were reported based on the following:

		Fair Value Measurements		
	30 September 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 38,778,000	$ -	$ 38,778,000	$ -

END